NANO-X IMAGING LTD.
COMMUNICATIONS CENTER
NEVE ILAN, 9085000, ISRAEL

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on December 24, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on December 24, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V25814-P00857 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

NANO-X IMAGING LTD.

The Board of Directors recommends you vote FOR the following proposals:

1. To (i) re-elect each of Ran Poliakine, Dan Suesskind and So Young Shin as Class III directors, to serve until the Company's annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified and (ii) elect Nehama Ronen as a Class I director for a one-year term to expire at the 2024 annual general meeting of shareholders, and until her successor is duly elected and qualified.

Nominees:	**For**	**Against**	**Abstain**
1a. Ran Poliakine - as a Class III director, to serve until the Company's annual general meeting of shareholders in 2026.	☐	☐	☐
1b. Dan Suesskind - as a Class III director, to serve until the Company's annual general meeting of shareholders in 2026.	☐	☐	☐
1c. So Young Shin - as a Class III director, to serve until the Company's annual general meeting of shareholders in 2026.	☐	☐	☐
1d. Nehama Ronen - as a Class I director for a one-year term to expire at the 2024 annual general meeting of shareholders.	☐	☐	☐

	For	**Against**	**Abstain**
2. To approve the award of options to the non-executive directors who shall serve in such capacity immediately following the Meeting.	☐	☐	☐

	For	**Against**	**Abstain**
3. To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company's independent registered public accountants for the fiscal year ending December 31, 2023, and for such additional period until the Company's next annual general meeting.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V25815-P00857

NANO-X IMAGING LTD.
ANNUAL MEETING OF SHAREHOLDERS
DECEMBER 27, 2023 3:00 P.M. ISRAEL TIME (8:00 AM EST)
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Ran Daniel and Marina Gofman Feler, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of NANO-X IMAGING LTD. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at Company's offices at The Communications Center, Neve Ilan, Israel, on Wednesday, December 27, 2023 at 3:00 p.m. Israel time (8:00 am EST), and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side